UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 1)*

Fording Canadian Coal Trust
(Name of Issuer)
Trust Units
(Title of Class of Securities)
345425102
(CUSIP Number)
Peter C. Rozee Teck Cominco Limited Suite 600 – 200 Burrard Street Vancouver, B.C. V6C 3L9 Telephone: (604) 687-1117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345425102	Page 3 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Teck Cominco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 12,857,142 SHARED VOTING POWER 16,650,000 SOLE DISPOSITIVE POWER 12,857,142 SHARED DISPOSITIVE POWER 16,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,507,142 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.95%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 345425102	Page 4 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Teck Cominco Metals Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 16,650,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 16,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,650,000 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.25%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 345425102	Page 5 of 11 Pages

SCHEDULE 13D

Item 1.    Security and the Issuer.

This Amendment No.1 to the Schedule 13D (“Amendment No. 1”) by Teck Cominco Limited (“Teck”) and Teck Cominco Metals Ltd., a wholly-owned subsidiary of Teck (“Teck Metals”), relates to trust units (the “Units”) of Fording Canadian Coal Trust, an open-ended mutual fund trust governed by the laws of the Province of Alberta, Canada (the “Issuer”). This Amendment No.1 supplementally amends the initial statement on Schedule 13D, filed by Teck and Teck Metals with the Securities and Exchange Commission on September 27, 2007 (the “Initial Statement”). The principal executive offices of the Issuer are located at 205 9th Avenue SE, Suite 1000, Calgary, Alberta T2G 0R4. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.    Identity and Background.

Item 2 is hereby amended by replacing the second paragraph of the Initial Statement with the paragraph below; otherwise the information set forth in Item 2 of the Initial Statement remains unchanged.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each officer and director of each of Teck and Teck Metals is set forth in Schedule I hereto and is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.    Purpose of Transactions.

Item 4 of the Schedule 13D is hereby amended and restated by deleting it in its entirety and substituting the following:

Teck and Teck Metals (the “Reporting Persons”) initially reported their investment on a Schedule 13D on September 27, 2007 in connection with the acquisition of 16,650,000 Units from an affiliate of Ontario Teachers' Pension Plan Board. The Reporting Persons indicated at that time that the Units were acquired for investment purposes and that the Reporting Persons had no plans to acquire further Units.

On December 5, 2007, the Issuer announced that it had formed an independent committee of trustees and had retained financial advisors to conduct a review of strategic alternatives to maximize value for unitholders. In light of the Issuer's review of strategic alternatives and the subsequent increases in metallurgical coal prices and the associated increase in the market price of the Units, the Reporting Persons are considering and evaluating all of their alternatives with respect to their investment in, and intentions with respect to, the Issuer, and are in contact with the Issuer and its financial advisors. The alternatives under consideration include the potential acquisition of additional Units or of assets of the Issuer and the potential disposition of all or part of the Units held by the Reporting Persons, although the Reporting Persons may maintain their existing holdings. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. The Reporting Persons’ future intentions will be influenced

CUSIP No. 345425102	Page 6 of 11 Pages

SCHEDULE 13D

by, among other things, the outcome, if any, of the Issuer’s strategic review process and market price levels of the Units.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.    Interest in Securities of the Issuer.

(a) – (b)  The aggregate number of Units held by Teck Metals, beneficially owned pursuant to the Unit Purchase Agreement will be 16,650,000 Units, representing 11.25% of the outstanding units of the Issuer. Teck Metal may be deemed to share voting and dispositive power with Teck with respect to the 16,650,000 Units. Teck holds 12,857,142 Units pursuant to the Combination Agreement, representing 8.7% of the outstanding units of the Issuer and has sole voting and dispositive power with respect to the 12,857,142 Units. Teck may be deemed to beneficially own the 16,650,000 Units held by Teck Metals, as a wholly-owned subsidiary, and an aggregate of 29,507,142 Units, representing 19.95% of the outstanding units of the Issuer.

As of the date of this Schedule 13D, Ronald Millos, Senior Vice President, Finance and Chief Financial Officer beneficially owns 1,359 Units. Mr. Millos has sole voting and dispositive power with respect to those Units. Teck and Teck Metals disclaim beneficial ownership of any Units beneficially owned by Mr. Millos. Mr. Millos disclaims beneficial ownership of any Units beneficially owned by Teck and Teck Metals.

As of the date of this Schedule 13D, Jalynn Bennett, a Director, beneficially owns 1,347 Units. Ms. Bennett has no voting and dispositive power with respect to those Units. Teck and Teck Metals disclaim beneficial ownership of any Units beneficially owned by Ms. Bennett. Ms. Bennett disclaims beneficial ownership of any Units beneficially owned by Teck and Teck Metals.

As of the date of this Schedule 13D, Mayank M. Asher, a Director, beneficially owns 1,023 Units. Mr. Asher has sole voting and dispositive power with respect to those Units. Teck and Teck Metals disclaim beneficial ownership of any Units beneficially owned by Mr. Asher. Mr. Asher disclaims beneficial ownership of any Units beneficially owned by Teck and Teck Metals.

(c)   Except as disclosed in this Item 5 of this Schedule 13D, neither Teck nor Teck Metals, nor, to the best knowledge of Teck and Teck Metals, any of the directors or executive officers of Teck and Teck Metals has effected any transaction in the Units in the 60 days prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 345425102	Page 7 of 11 Pages

SCHEDULE 13D

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference; otherwise, the information set forth in Item 6 of the Initial Statement remains unchanged.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

CUSIP	Page 8 of 10 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2008

TECK COMINCO LIMITED
By:	/s/ Peter C. Rozee
Name: Peter C. Rozee Title: Senior Vice President, Commercial Affairs

TECK COMINCO METALS LTD.
By:	/s/ Peter C. Rozee
Name: Peter C. Rozee Title: Senior Vice President, Commercial Affairs

CUSIP No. 345425102	Page 9 of 11 Pages

SCHEDULE 13D

SCHEDULE I

Teck Cominco Limited

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and officer of Teck Cominco Limited is set forth below. The principal business and address of each director and officer is Teck Cominco Limited, Suite 600-200 Burrard Street, Vancouver, B.C. V6C 3L9, unless otherwise indicated.

Name	Present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted)

DIRECTORS All directors listed below are Canadian citizens, except for Mr. Kuriyama and Mr. Mochihara who are both Japanese citizens.

Mayank M. Asher J. Brian Aune	Executive Vice President, Suncor Energy Inc. P.O. Box 38, 112 - 4 Avenue S.W. Calgary, Alberta T2P 2V5 Canada President, Alderprise Inc., 755 Meny Sud RR3 Magog, Quebec 71X 3WY Canada.

Jalynn H. Bennett	President, Jalynn H. Bennett and Associates Ltd., 303-247 Davenport Rd Toronto ON M5R 1J9 Canada

Hugh J. Bolton	Chairman, Epcor Utilities Inc., 10065 Jasper Avenue, Edmonton, Alberta T5J 3B1 Canada

Norman B. Keevil	Chairman, Teck Cominco Limited

Norman B. Keevil III	Chief Operating Officer, Triton Logging Inc., 6675 Mirah Road, Saanichton, BC, V8M 1Z4 Canada

Takashi Kuriyama	Executive Vice President, Sumitomo Metal Mining America Inc., #901 - 700 West Pender Street, Vancouver B.C. V6C 1G8 Canada

Donald R. Lindsay (1)	Chief Executive Officer, Teck Cominco Limited

Takuro Mochihara	Senior Managing Executive Officer, Dept. of Mineral Resources Division, Sumitomo Metal Mining Co., Ltd., 11-3, Shimbashi 5-chome, Minato-ku, Tokyo, 105-8716 JAPAN

_______________________________________

(1)	Mr. Lindsay is also a director of the Issuer.

CUSIP No. 345425102	Page 10 of 11 Pages

SCHEDULE 13D

Derek G. Pannell	Managing Partner, Brookfield Properties BCE Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3 Canada

Janice G. Rennie	Corporate Director

Warren S.R. Seyffert (2)	Corporate Director

Keith E. Steeves	Corporate Director

Chris M.T. Thompson	Corporate Director

EXECUTIVE OFFICERS

All executive officers listed below are Canadian citizens, except for Mr. Kukielski and Mr. Vance who are both U.S. citizens. The principal business and address of each officer is Teck Cominco Limited, Suite 600-200 Burrard Street, Vancouver, B.C. V6C 3L9.

OFFICERS
Norman B. Keevil Donald R. Lindsay	Chairman Chief Executive Officer and President

Roger J. Higgins Douglas H. Horswill	Senior Vice President Senior Vice President, Environment and Corporate Affairs

Peter G. Kukielski	Executive Vice President and Chief Operating Officer

G. Leonard Manuel	Senior Vice President and General Counsel

Ronald A. Millos	Senior Vice President, Finance and Chief Financial Officer

Peter C. Rozee	Senior Vice President, Commercial Affairs

Ronald J. Vance	Senior Vice President, Corporate Development

Timothy C. Watson	Senior Vice President, Project Development

_______________________________________

(2)	Mr. Seyffert is also a director of the Issuer.

CUSIP No. 345425102	Page 11 of 11 Pages

SCHEDULE 13D

Teck Cominco Metals Ltd.

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and officer of Teck Cominco Metals Ltd. is set forth below. The principal business and address of each director and officer is Teck Cominco Limited, Suite 600-200 Burrard Street, Vancouver, B.C. V6C 3L9. All directors and executive officers listed below are Canadian citizens, except for Mr. Kukielski and Mr. Vance who are both U.S. citizens.

Name	Present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted)
DIRECTORS

Norman B. Keevil	Director, Teck Cominco Limited

Donald R. Lindsay(1)	President, Teck Cominco Limited

G. Leonard Manuel	Senior Vice President and General Counsel, Teck Cominco Limited
Ronald A. Millos	Senior Vice President and Chief Financial Officer, Teck Cominco Limited
Peter C. Rozee	Senior Vice President, Commercial Affairs, Teck Cominco Limited

OFFICERS

Donald R. Lindsay	Chief Executive Officer and President

Roger J. Higgins Douglas H. Horswill	Senior Vice President Senior Vice President, Environment and Corporate Affairs

Peter G. Kukielski	Executive Vice President and Chief Operating Officer

G. Leonard Manuel	Senior Vice President and General Counsel

Ronald A. Millos	Senior Vice President, Finance and Chief Financial Officer

Peter C. Rozee	Senior Vice President, Commercial Affairs

Ronald A. Vance	Senior Vice President, Corporate Development

Timothy C. Watson	Senior Vice President, Project Development

_______________________________________

(1)	Mr. Lindsay is also a director of the Issuer.